Writer’s Direct Contact 213/892-5251
HCohn@mofo.com

September 6, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.) Amendment No. 6 to the Registration Statement on Form S-11 Filed September 6, 2012 (File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), we are transmitting for filing Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 5 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2012.

The Amendment is being filed to provide updated financial statements for the Company through June 30, 2012 (see pages F-17 through F-30). In addition, the “Prior Performance Summary” section has been revised to provide (i) additional disclosures NOW Fund I, L.P. and NOW Fund II, L.P., which are two small privately placed affiliated funds that together have total assets of less than $5 million, in response to a state comment letter and (ii) updates to the financial data of affiliated real estate programs through June 30, 2012 (see pages 12-13 and 123-130).

In response to a comment from a state regulator, the Amendment also includes changes to the Company’s charter to remove the Company’s ability to redeem shares held by a tender offeror that initiates a mini-tender offer without complying with SEC disclosure requirements. This redemption feature, according to the state regulator, is inconsistent with NASAA REIT Guidelines prohibiting the issuance of redeemable securities. The

Michael McTiernan

September 6, 2012

Page Two

Amendment removes the redemption feature but requires that any existing holder first offer the shares to the Company at the tender offer price, before transferring shares in a mini tender offer to a non-compliant offeror. (See pages 56 and 166 and Exhibit 3.6.)

Other revisions include (i) changes to certain state suitability requirements and minimum offering requirements and the subscription agreement in response to various state comment letters (see pages (i), (ii) and A-3 through A-5); (ii) updates to the estimated use of proceeds (see pages 16 and 65) and organizational and offering expense reimbursement amounts (see pages 18, 21, 81 and 84) and additional disclosures regarding selling agent compensation under the heading “Plan of Distribution” on page 71; (iii) updates to the biographies of Michael Shustek and John Alderfer (see pages 71 and 72); and (iv) updated information on the real estate markets (see page 98).

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Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:

Erin E. Martin — Securities and Exchange Commission

Jorge Bonilla — Securities and Exchange Commission

Dan Gordon — Securities and Exchange Commission

Michael V. Shustek — MVP REIT, Inc.

Ira Levine, Esq. — Levine Garfinkel & Eckersley

Sharon A. Kroupa, Esq. — Venable LLP